EXHIBIT 99.2

SIGNIFICANT SUBSIDIARIES

Financial Statements

Petro Travel Plaza LLC

December 31, 2004

with Report of Independent Auditors

PETRO TRAVEL PLAZA LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

PETRO TRAVEL PLAZA, LLC

BALANCE SHEETS

(in thousands)

	December 31, 2003	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$3,146	$5,471
Trade accounts receivable	1,071	1,360
Inventories, net	931	1,010
Other current assets	171	218

Total current assets	5,319	8,059

Property and equipment, net	17,061	16,236
Deferred debt issuance costs, net	68	10
Other assets	22	26

Total assets	$22,470	$24,331

Liabilities and Partners’ Capital and Comprehensive Loss

Current liabilities:
Current portion of long-term debt	$624	$691
Trade accounts payable	433	1,254
Accrued expenses and other liabilities	1,114	1,488
Due to affiliates	1,343	864

Total current liabilities	3,514	4,297

Other liabilities	3	4
Long-term debt, excluding current portion	12,437	11,746

Total long-term liabilities	12,440	11,750

Total liabilities	15,954	16,047

Commitments and contingencies

Partners’ capital and comprehensive loss:
General partner’s	6,769	8,428
Accumulated other comprehensive loss	(253)	(144)

Total partners’ capital and comprehensive loss	6,516	8,284

Total liabilities and partners’ capital and comprehensive loss	$22,470	$24,331

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2004
Net revenues:
Fuel (including motor fuel taxes)	$37,135	$47,002
Non-fuel	11,311	12,261

Total net revenues	48,446	59,263

Costs and expenses:
Cost of sales
Fuel (including motor fuel taxes)	32,891	42,235
Non-fuel	4,901	5,384
Operating expenses	7,112	7,676
General and administrative	430	406
Depreciation and amortization	1,210	1,274

Total costs and expenses	46,544	56,975

Operating income	1,902	2,288

Interest income	12	48
Interest expense	(723)	(677)

Income before cumulative effect of a change in accounting principle	1,191	1,659

Cumulative effect of a change in accounting principle (note 2)	(1)	—

Net income	$1,190	$1,659

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND

COMPREHENSIVE LOSS

(in thousands)

	General Partner’s Capital	Accumulated Other Comprehensive Loss	Total Partners’ Capital
Balances, December 31, 2002	$5,579	$(317)	$5,262
Net income	1,190	—	1,190
Unrealized gain on cash flow hedging derivative:
Unrealized holding loss arising during the period		(198)	(198)
Less: reclassification adjustment for loss realized in net income		262	262

Net change in unrealized gain		64	64

Comprehensive income			1,254

Balances, December 31, 2003	6,769	(253)	6,516
Net income	1,659	—	1,659
Unrealized gain on cash flow hedging derivative:
Unrealized holding loss arising during the period		(106)	(106)
Less: reclassification adjustment for loss realized in net income		215	215

Net change in unrealized gain		109	109

Comprehensive income			1,768

Balances, December 31, 2004	$8,428	$(144)	$8,284

PETRO TRAVEL PLAZA, LLC

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2004
Cash flows from operating activities:
Net income	$1,190	$1,659
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,210	1,274
Cumulative effect of a change in accounting principle	1	—
Deferred debt issuance cost amortization	10	6
Provision for bad debt	4	5
Other operating activities	2	1
Increase (decrease) from changes in:
Trade accounts receivable	(385)	(294)
Inventories	(129)	(79)
Other current assets	100	(47)
Due from affiliates	276	—
Due to affiliates	726	(479)
Trade accounts payable	5	821
Accrued expenses and other liabilities	514	535

Net cash provided by operating activities	3,524	3,402

Cash flows from investing activities:
Purchases of property and equipment	(2,114)	(447)
Increase in other assets, net	—	(6)

Net cash used in investing activities	(2,114)	(453)

Cash flows from financing activities:
Repayments of long-term debt	(602)	(624)
Proceeds from long-term debt issuance	1,800	—
Payment of debt issuance costs	(8)	—

Net cash provided by (used) in financing activities	1,190	(624)

Net increase in cash and cash equivalents	2,600	2,325
Cash and cash equivalents, beginning of period	546	3,146

Cash and cash equivalents, end of period	$3,146	$5,471

Supplemental cash flow information -
Interest paid during the period	$665	$670
Non-cash activities -
Net change in unrealized gain on cash flow hedging derivative	(64)	(109)

(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza, LLC (the “Company”), a California limited liability corporation, was formed on December 5, 1997, by Tejon Development Corporation, a California corporation (“Tejon”) and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) for the development and operation of a travel plaza in Southern California. The partners and their interests in the Company are as follows:

General Partners

Tejon Development Corporation	60.0%
Petro Stopping Centers, L.P.	40.0%

The Company financed construction of the travel plaza with a non-recourse credit facility. This travel plaza began operations in June 1999.

Description of Business

The travel plaza offers a broad range of products, services, and amenities, including diesel fuel, gasoline, a full service restaurant, truck maintenance and repair services, a travel store, two separate convenience stores for highway motorists, and branded fast food offerings. This facility also includes well-lit and fenced parking to enhance security for drivers, their trucks, and their freight.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities

The Company records derivative instruments (including derivative instruments embedded in other contracts) on the balance sheet as either an asset or liability measured at its fair value. Changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Cash and Cash Equivalents

The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less. Cash equivalents at December 31, 2003 and 2004 were comprised of short term commercial papers, money market investments in government securities, and bank money instruments and totaled $3.1 million and $5.2 million, respectively.

Accounts Receivable

Pursuant to the terms of the Limited Liability Company Operating Agreement, dated as of December 5, 1997, as previously amended by the First and Second Amendment to the Limited Liability Company Operating Agreement of the Company dated January 1, 1999 and December 19, 2002, respectively (the “Operating Agreement”), Petro shall purchase from the Company all of its customer receivables thus, thereafter, assumes all exposures for uncollectible trade receivables.

Inventories

Inventories are primarily stated at the lower of average cost or market.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $308,000 and $302,000 for the years ended December 31, 2003 and 2004, respectively. Renewals and betterments are capitalized. Gains or losses on disposal of property and equipment are credited or charged to income.

In July 2003, the Company opened a second convenience store for highway motorists.

Debt Issuance Costs

Costs incurred in obtaining long-term financing are amortized over the life of the related debt using the straight line method. At December 31, 2003 and 2004, accumulated amortization of debt issuance costs was $136,000 and $142,000, respectively.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the expected periods to be benefited, generally ranging from five to twenty years. The Company assesses the recoverability of the intangible assets by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of the intangible assets impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

as discontinued operations and changes the timing of recognizing losses on such operations. The implementation of this standard did not have an impact on the Company’s financial position or results of operations. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.”

Partial Self-Insurance

Currently, the Company is partially self-insured, paying for its own general liability and workers’ compensation claims, up to a stop-loss amount of $250,000 on a per-occurrence basis. For the years ended December 31, 2003 and 2004, the Company paid approximately $252,000 and $151,000, respectively, on claims related to these partial self-insurance programs. Provisions established under these partial self-insurance programs are made for both estimated losses on known claims and claims incurred but not reported, based on claims history. For the years ended December 31, 2003 and 2004, aggregated provisions amounted to approximately $735,000 and $570,000, respectively. At December 31, 2003 and 2004, the aggregated accrual amounted to approximately $483,000 and $902,000, respectively, which the Company believes is adequate to cover both, reported and incurred but not reported claims.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to the site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. At December 31, 2004, no accrual was deemed necessary based on existing facts and circumstances. Any such liabilities would be exclusive of claims against third parties and are not discounted.

Asset Retirement Obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 provides accounting guidance for retirement obligations, for which there is a legal obligation to settle, associated with tangible long-lived assets. SFAS No. 143 requires that asset retirement costs be capitalized as part of the cost of the related long-lived asset and such costs should be allocated to expense by using a systematic and rational method. The statement requires that the initial measurement of the asset retirement obligation be recorded at fair value and the use of an allocation approach for subsequent changes in the measurement of the liability. SFAS No. 143 changes the Company’s accounting for underground storage tank removal costs. An asset retirement obligation of $3,000 and $4,000 has been recorded as a liability at December 31, 2003 and 2004, respectively. The implementation of this standard resulted in a one-time charge for the cumulative effect of a change in accounting principle of $1,000 for the year ended December 31, 2003.

A reconciliation of the Company’s asset retirement obligation for the years ended December 31, 2003 and 2004 are as follows:

	2003	2004
	(in thousands)
Beginning	$2	$3
Liabilities incurred	—	—
Liabilities settled	—	—
Revisions of estimate	—	—

Accretion expense	1	1

Ending	$3	$4

Revenue Recognition

The Company recognizes revenue from the sale of fuel and non-fuel products and services at the time delivery has occurred and services have been performed.

Motor Fuel Taxes

Certain motor fuel taxes are collected from consumers and remitted to governmental agencies by the Company. Such taxes were $9.6 million and $9.7 million for the year ended December 31, 2003 and 2004, respectively, and are included in net revenues and cost of sales in the accompanying statement of operations.

Advertising and Promotion

Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses of $178,000 and $237,000 were incurred for the years ended December 2003 and 2004, respectively, which are included in operating expenses in the accompanying statements of operations.

Income Taxes

The Company is not subject to federal or state income taxes. Results of operations are allocated to the partners in accordance with the provisions of the Company’s Operating Agreement and reported by each partner on their respective federal and state income tax returns. The taxable income or loss allocated to the partners in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.

(3) Inventories

The following is a summary of inventories at December 31, 2003 and 2004:

	2003	2004
	(in thousands)
Motor fuels and lubricants	$217	$272
Tires and tubes	128	144
Merchandise and accessories	550	556
Restaurant and other	36	38

Inventories, net	$931	$1,010

(4) Property and Equipment

Property and equipment is summarized at December 31, 2003 and 2004, as follows:

	Estimated Useful Lives	2003	2004
	(years)	(in thousands)
Land and improvements	10	$9,027	$9,053
Buildings and improvements	30	8,626	8,875
Furniture and equipment	3-10	4,374	4,548

		22,027	22,476
Less accumulated depreciation and amortization		(4,966)	(6,240)

Property and equipment, net		$17,061	$16,236

(5) Long-Term Debt

Long-term debt at December 31, 2003 and 2004 is presented below:

	2003	2004
	(in thousands)
Note payable to a bank, dated June 4, 1999, with a scheduled maturity of September 5, 2009, in an original principal amount of $13.0 million and amended, supplemented, and/or modified prior to September 10, 2003. Interest is payable monthly. The weighted average interest rate was 6.30% at December 31, 2004 as a result of the partial Swap with the lender as required under the loan agreement. The Swap is more fully described in Note (11). Principal payments have been made on a quarterly basis since June 2001. Per the 2002 modification agreement the quarterly principal payments will be $150,312 through June 2009. The final installment of $7.9 million is due at maturity. Borrowings are collateralized by the Company’s travel plaza, excluding the second convenience store.	$11,261	$10,660

Note payable to a bank, dated December 1, 2002, with a scheduled maturity of September 5, 2009, in an original principal amount of $1.8 million and amended, supplemented, and/or modified prior to September 10, 2003. Quarterly principal payments, effective December 31, 2004 of $22,500 are made through June 5, 2009, with the final installment of approximately $1.4 million due at maturity. Interest at either the bank’s base rate plus ..50% or LIBOR plus 2.0% are payable monthly. The weighted average interest rate was 4.0% at December 31, 2004. Borrowings are collateralized by the Company’s second convenience store.	1,800	1,777

Total long-term debt	13,061	12,437
Less current portion	624	691

Long-term debt, excluding current portion	$12,437	$11,746

Both Tejon and Petro guaranteed a portion of the Company’s debt under an Amended and Restated Guaranty Agreement dated September 10, 2003. Under a Second Amendment to the Consolidated Master Credit Agreement dated as of September 23, 2004, both Tejon and Petro’s guarantee requirements were deleted in their entirety, without substitution.

Estimated principal payment requirements on long-term debt are as follows:

Fiscal Year Ending	(in thousands)
2005	$691
2006	691
2007	691
2008	691
2009	9,673

Total	$12,437

(6) Accrued Expense and Other Liabilities:

The following is a summary of accrued expenses and other liabilities at December 31, 2003 and 2004:

	2003	2004
	(in thousands)
Accrued expenses:
Employee related expenses	$533	$1,035
Taxes payable - sales, fuel, and property	216	233
Interest expense	48	49
Other	317	171

Total	$1,114	$1,488

(7)	Related-Party Transactions

Amounts due to affiliates as of December 31, 2003 and 2004 consist of the following:

	2003	2004
	(in thousands)
Due to affiliates:
Petro Stopping Centers, L.P.	$1,338	$858
Tejon Development Corporation	5	6

Total	$1,343	$864

Pursuant to the terms of the Company’s Operating Agreement, Petro manages the travel plaza and receives a management fee of approximately $350,000 per year. Petro also receives a management fee of $1,000 per month for each fast food restaurant located at the travel plaza. Additionally, Petro is responsible for the administrative accounting, and tax functions of the Company and receives approximately $30,000 per year for these services. For the years ended December 31, 2003 and 2004, the Company paid management fees in the amount of $382,000 and $374,000, respectively, and accounting fees in the amount of $30,000 for each of the years ended December 31, 2003 and 2004. The Company reimburses Petro for employee expenses.

(8) Partners’ Capital

Ownership

Tejon and Petro are the General Partners of the Company. Initial capital contributions made by Tejon and Petro consist of land plus $4.5 million and $2.0 million, respectively.

Allocations of Income

In any fiscal year, the Company’s profits and losses shall be allocated 60.0% to Tejon and 40.0% to Petro per the terms of the Operating Agreement.

(9) Employee Benefits

The employees at the travel plaza are Petro employees. Petro sponsors a defined contribution retirement plan under Internal Revenue Code Section 401(k) covering substantially all of its employees (the “Plan”). Petro contributions equal 50.0% of the participants’ contributions up to 4.0% of the participants’ annual salary and aggregated approximately $11,000 and $13,000 for the years ended December 31, 2003 and 2004, respectively, which were reimbursed by the Company.

(10) Commitments and Contingencies

From time to time the Company is involved in ordinary routine litigation incidental to the business for which estimates of losses have been accrued, when appropriate. In the opinion of management, such proceedings will not have a material adverse effect on the financial position or results of operations.

(11) Financial Instruments

As of December 31, 2003 and 2004, the carrying amounts of certain financial instruments employed by the Company, including cash and cash equivalents, trade accounts receivable, trade accounts payable, and amounts due to affiliates are representative of fair value because of the short-term maturity of these instruments. The carrying amounts of the Company’s notes payable approximate fair value due to the floating nature of the related interest rates. The fair value of all derivative financial instruments is the amount at which they could be settled, based on quoted market prices or estimated obtained from dealers.

The following table reflects the carrying amount and estimated fair value of the Company’s financial instruments, as of December 31, 2003 and 2004:

	2003		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Long-term debt
Variable rate	$13,061	$13,061	$12,437	$12,437
Weighted average interest rate	3.35%	—	3.41%	—
Swap agreement	$(253)	$(253)	$(144)	$(144)
Weighted average interest rate	1.25%	—	1.37%	—

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivatives to manage well-defined interest rate risks. At December 31, 2003 and 2004, the Company was party to an interest rate swap agreement which was a cash flow hedge and qualifies for the shortcut method under SFAS No. 133. Under this agreement, the Company pays a fixed rate of 4.33% in exchange for a floating rate based on LIBOR on the notional amount as determined monthly. At December 31, 2004, the swap agreement had a notional amount of $7.2 million. The transaction effectively changes a portion of the Company’s interest rate exposure from a floating rate to a fixed rate basis. For the years ended December 31, 2003 and 2004, the effect of the swap was to increase the rate the Company was required to pay by 3.08% and 2.96%, respectively, which resulted in an increase in interest expense of approximately $262,000 and $215,000, respectively. As of December 31, 2004, the interest rate swap had a negative fair value of $144,000 which has been recorded in other liabilities and accumulated other comprehensive loss.

The primary risks associated with swaps are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contracts. Based on review and assessment of counterparty risk, the Company does not anticipate non-performance by the other party. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

(12) Environmental Matters

The Company’s operation and travel plaza are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses under ground storage tanks (“UST”) to store petroleum products and waste oils. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water.

Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Where required or believed by the Company to be warranted, the Company takes action at its travel plaza to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that hazardous substance contamination does not exist or that material liability will not be imposed in the future. For the year ended December 31, 2004, the Company had no expenditures for environmental matters. See Note (2) for a discussion of its accounting policies relating to environmental matters.

The Company accrues liabilities for certain environmental remediation activities consistent with the policy set forth in Note (2). In management’s opinion, at December 31, 2003 and 2004, no accrual was deemed necessary based on existing facts and circumstances. The Company’s accrual for environmental remediation expenses is based upon initial estimates obtained from contractors engaged to perform the remediation work as required by local, state, and federal authorities. It is often difficult to predict the extent and the cost of environmental remediation until work has commenced and the full scope of the contamination determined. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the financial position or results of operations of the Company. Actual results, however, could differ from estimated amounts and those differences could be material.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners

Petro Travel Plaza, LLC:

We have audited the accompanying balance sheets of Petro Travel Plaza, LLC (a California limited liability corporation) as of December 31, 2003 and 2004 and the related statements of operations, changes in partners’ capital and comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ( United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petro Travel Plaza, LLC as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

KPMG LLP

El Paso, Texas

March 14, 2005